NEWS RELEASE

FOR IMMEDIATE RELEASE – July 20, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Preliminary Results of Substantial Issuer Bid

CALGARY, ALBERTA – PetroKazakhstan Inc. (the "Corporation") announced today the preliminary results of its Dutch auction substantial issuer bid dated June 11, 2004 (the "Offer") for up to C$ 160 million of its Class A common shares (the “Shares”). The Offer expired at 5:00 p.m. (Toronto time) on July 19, 2004.

Based on a preliminary count by Computershare Trust Company of Canada, the depositary under the Offer, the Corporation estimates that 32,536,293 Shares were validly deposited to the Offer, of which 28,873,548 were deposited at the minimum purchase price of C$ 40.00 per share.

As the aggregate value of Shares deposited at or below the minimum purchase price of C$40.00 exceeds C$ 160,000,000, the maximum consideration payable by the Corporation under the Offer, the purchase price will be $ 40.00 per Share and 4 million shares will be purchased by the Corporation. Currently, the Corporation has 80,597,166 Shares outstanding. After giving effect to the repurchase and cancellation of the repurchased Shares, the Corporation will have 76,597,166 Shares outstanding.

A pro ration factor will apply to Shares deposited at or below the purchase price and as a result, shareholders who deposited their Shares at or below the purchase price of C$40.00 will have approximately 13.0% of such number of Shares purchased at the purchase price, except for odd lot deposits, which are not subject to pro ration.

The number of Shares to be purchased, the price and pro ration factor are preliminary and are subject to verification by the depositary and the Corporation. The actual number of Shares to be purchased, the actual purchase price and the actual pro ration factor will be announced promptly following the completion of the verification process. The Corporation will pay for all Shares purchased promptly following that time and the depositary will issue and mail cheques as soon as practicable thereafter. Return of Shares not purchased because of pro ration or because they were deposited at a price above the purchase price or because they were determined to be invalidly deposited, will be made as soon as practicable.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw	Jeffrey D. Auld
Vice President Investor Relations	Manager Investor Relations - Europe
+1 (403) 221-8658	+ 44 (1753) 410-020
+1 (403) 383-2234 (cell)	+ 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3

Telephone (403) 221-8435 Fax: (403) 221-8425